SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 30, 2005	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:    Gary S. Maier
         Maier & Company, Inc.
         (310) 442-9852

HIGHWAY HOLDINGS LIMITED REPORTS
FISCAL YEAR-END RESULTS

--Announces Sale of Non-Clock and Watch Kienzle Trademark Rights--

HONG KONG — June 30, 2005 —Highway Holdings Limited (Nasdaq: HIHO) today announced financial results for its fiscal fourth quarter and year ended March 31, 2005, reflecting the impact of a strategic decision to focus primarily on OEM manufacturing services and the downsizing, and possible curtailment, of its camera and clock operations.

Fiscal year results for 2004 and 2005 were severely impacted by extensive write-downs of inventory and assets, including tools and intellectual property assets related to the company’s camera and clock operations -- reflecting corporate initiatives to eliminate business products lines operating at a loss. (Pro Forma profit/loss statement attached)

Net sales for the 2005 fiscal fourth quarter climbed 16.5 percent to $7.8 million from $6.7 million in fiscal 2004. However, because the company in the fiscal 2005 fourth quarter recognized (i) significant, one-time, non-cash write offs related to its on-going restructuring, and (ii) a significant one-time, non-cash compensation expense to settle a payment issue by the issuance of stock options, for the fourth quarter of fiscal 2005, the company reported a net loss of $642,000, or $0.21 per share, compared with net income of $408,000, or $0.12 per diluted share, a year ago.

For the full fiscal year, the company incurred a net loss of $152,000, or $0.05 per share, compared with net income of $982,000, or $0.30 per diluted share, last year. Net sales for the same period increased nine percent to $27.7 million from $25.4 million a year earlier.

Subsequent to year-end, the company completed the sale of its rights to use the Kienzle trademark in all markets, but retained the rights to the Kienzle trademark for clocks and watches, to a German marketing organization - Kienzle AG and its affiliates. The purchase price for the non-clock and watch rights for the Kienzle trademark was $1.0 million in cash. The sale of these rights will be booked in the company’s fiscal first quarter ended June 30, 2005.

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Highway Holdings Limited

“Fiscal 2005 was a challenging period for the company. The business environment for some of our operations has changed dramatically. For example, the popular acceptance of digital photographic devices, particularly mobile phones that can take pictures easily and cheaply, has hurt our single-use film based camera business, and changes in the manufacture and demand for clocks has changed our clock operations. This situation has required management to make difficult decisions and initiate actions to transition the business and redirect Highway Holdings’ operations back to core strengths as an OEM manufacturer to global companies,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

Gross profit for the March 31, 2005, twelve-month period was $5.1 million, essentially the same from a year ago. Gross profit as a percentage of sales for the twelve months was 18.5 percent compared with 20.1 percent last year, reflecting significant increases in raw metal and plastic material costs. Gross margins were also impacted by significant increases in the price of metal and plastic raw materials, as well as increasing operating costs in Shenzhen, including rising labor and transportation and facility-related costs.

Sales of metal manufactured parts and OEM business increased during fiscal 2005 by $3,006,000 to $17,792,000. Sales to the company’s European, primarily German, customers represented the largest increase in metal manufacturing in fiscal 2005. Metal and OEM manufacturing sales represented 64.3 percent of the company’s total sales in fiscal 2005 compared with 58.3 percent of the company’s total sales in fiscal 2004. The increase in metal manufacturing and OEM sales is a result of the company’s focus on manufacturing more complex components, subassemblies and products for its blue chip customers.

Net sales of cameras decreased in fiscal 2004 by $2,154,000 to $3,836,000 due to the declining market for film-based cameras. The company has decided that in the current fiscal year ending March 31, 2006, it would discontinue the manufacture and sales of single-use cameras and would modify, sell or otherwise dispose of its other camera operations, with the possible exception of the company’s specialized underwater camera product line. Net sales of cameras represented 13.9 percent of the company’s total net sales in fiscal 2005 compared with 23.6 percent in fiscal 2004.

Sales of clocks and watches for the year ended March 31, 2004, decreased by $132,000 compared with a year ago. Sales of the company’s principal clock products, quartz clocks, declined in fiscal 2005 due to the impact of certain competing clock manufacturers, some of whom the company believes are, directly or indirectly, subsidized and able to offer clocks at a significantly reduced price point, often below raw materials costs. The company’s clock and watch sales were also impacted by the cancellation of its licensing contract with Kienzle AG and the subsequent curtailment of certain marketing activities in Germany.

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Highway Holdings Limited

Highway Holdings utilizes its clock/watch division to produce OEM electronic products for the company’s other OEM divisions. Despite a decline in clock and watch sales, sales of the clock/watch division increased during fiscal 2005 as a result of revenue generated by the company’s Metal and OEM divisions. As a result, total revenues for the clock/watch division during fiscal 2005 increased substantially -- representing 21.9 percent of the company’s net sales, compared with 18.1 percent a year earlier. The company currently is restructuring its German marketing business, which incurred substantial losses for the year. In order to reduce losses from its clock/watch manufacturing operations, management is considering selling, closing and/or modifying its Germany marketing operation -- as well as its current clock and watch manufacturing operations.

Selling, general and administrative expenses for the year ended March 31, 2005, increased by $766,000, or 18.2 percent, over fiscal 2004. As a result, selling, general and administrative expenses represented 18.0 percent of total net sales, compared with 16.6 percent in fiscal 2004. The increase in selling, general and administrative expenses as a percentage of net sales was due primarily to $414,000 impairment losses for its camera, clock and watch property, plant and equipment and industrial property rights related to the restructuring of the clock/watch division, and to an increase in net sales and to $337,000 of non-cash compensation expenses. During the fiscal year ended March 31, 2005, the company realized a $249,000 gain due to currency exchange rate fluctuations compared with a currency exchange rate gain of $278,000 in fiscal 2004. The gains were the result of the strength of the euro compared to the U.S. dollar, which increased the value of payments the company received in euros from sales in Europe. Since the company does not undertake any currency hedging transactions, its financial results will continue to be impacted by the fluctuations of currencies.

The decrease in gross margins combined with the increase in selling, general and administrative expenses, the non-cash compensation expenses, and the impairment of the assets due to the on-going restructuring caused the company to report an operating loss in fiscal 2005 of $269,000 compared with operational profit of $875,000 in fiscal 2004. After taxes, the company’s fiscal 2005 net loss was $152,000 compared with net profit of $982,000 in fiscal 2004.

Kohl noted the company’s balance sheet remains strong. At March 31, 2005, the company had working capital of $9.9 million, compared with $8.8 million at March 31, 2004. Total Shareholders’ equity was $13.1 million compared with $12.8 million last year. The company’s current ratio was 2.56:1 at March 31, 2005, with long-term debt of $967,000 mainly for asset loans.

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Highway Holdings Limited

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings currently manufactures or produces other finished products, including cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)

	Quarter Ended		Twelve Months Ended
	(Unaudited)		(Audited)
	March 31,		March 31,
	2005	2004	2005	2004
Net sales	$7,817	$6,712	$27,678	$25,356
Cost of sales	6,468	5,083	22,548	20,262
Gross profit	1,349	1,629	5,130	5,094
Selling, general and administrative expenses	1,351	1,118	4,985	4,219
Impairment of industrial property rights	67	--	67	--
Impairment of property, plant and equipment	347	--	347	--
Operating income (loss)	(416)	511	(269)	875

Non-operating items
Interest expenses	(35)	(23)	(110)	(77)
Exchange gain (loss), net	(181)	(43)	249	278
Interest income	2	(1)	14	9
Other income	(11)	55	56	105
Total non-operating income (expense)	(225)	(12)	209	315

Affiliates
Impairment of investment in an affiliate	(5)	(109)	(5)	(109)
Equity in (loss) income of an affiliate	1	2	0	2
	(4)	(107)	(5)	(107)

Net income (loss) before income taxes	(645)	392	(65)	1,083
Income taxes	4	16	(86)	(100)
Net income (loss) before Minority Interest	$(641)	$408	$(151)	$983

Minority Interest	(1)	0	(1)	(1)
Net income (loss) after Minority Interest	$(642)	$408	$(152)	$982

Earnings (loss) per share - basic	$(0.21)	$0.13	$(.05)	$0.32
Weighted average number of shares	3,260	3,030	3,260	3,030

Earnings (loss) per share -diluted	$(0.21)	$0.12	$(.05)	$0.30
Weighted average number of shares	3,260	3,258	3,260	3,258

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	March 31	March 31
	2005	2004
Current assets
Cash and cash equivalents	$3,948	$4,158
Restricted cash	965	965
Accounts receivable, net of doubtful accounts	5,165	3,763
Inventories	5,062	4,394
Investment securities	296	309
Prepaid expenses and other current assets	721	639
Total current assets	16,157	14,228

Property, plant and equipment, net	3,473	3,780
Investment and advance in affiliate	2	7
Industrial property rights	468	673

Total assets	$20,100	$18,688

Current liabilities:
Accounts payable	$2,846	$2,296
Short-term borrowings	1,449	1,933
Current portion of long-term debt	409	173
Accrued mold charges	208	233
Accrued payroll and employee benefits	331	321
Income tax payable	119	78
Other liabilities and accrued expenses	945	420

Total current liabilities	6,307	5,454

Long-term debt	558	212
Deferred income taxes	174	178
Minority interest	3	2

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued 3,316,254 shares at March 31, 2005; outstanding 3,278,454 shares at March 31, 2005	33	31
Additional paid-in capital	9,820	9,035
Retained earnings	3,480	3,955
Accumulated other comprehensive income	(222)	(126)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	13,058	12,842

Total liabilities and shareholders’ equity	$20,100	$18,688

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
PROFORMA Consolidated Statement of Income
(Dollars in thousands, except per share data)

Excluding all provisions, write-offs, settlements and impairments of inventories, assets, investments and intellectual property rights recognized during fiscal 2004 and 2005

Fiscal Year Ended March 31, 2005
	As Reported	Adjustments		As Adjusted
Net Sales	$27,678	-		$27,678
Cost of Sales	22,548	(409)(A	)	22,139
Selling, general and administrative	4,985	(177)(B	)	4,808
Impairment of industrial property rights	67	(67)(C	)	-
Impairment of property, plant & equipment	347	(347)(C	)	-
Operating income (loss)	(269)			731
Impairment in affiliate	5	(5)(C	)	-
Net income (loss)	$(152)			$853

A.	Write-off of $409,000 in inventory, including $135,000 for camera operation and $274,000 for clocks and watches operation.
B.	Non-cash expense of $177,000 for the issuance of stock options to a service provider.
C.
Write-off of assets and investments in camera operation ($67,000 in industrial property rights, $177,000 in property, plant and equipment, $5,000 for investment in Panama and clock operations $170,000 in property, plant and equipment).

Fiscal Year Ended March 31, 2004
	As Reported	Adjustments		As Adjusted
Net Sales	$25,356	-		$25,356
Cost of Sales	20,262	(640)(A	)	19,622
Operating income	875			1,515
Impairment in affiliate	109	(109)(B	)	-
Tax Expense	100	27(C	)	127
Net income (loss)	$982			$1,704

A.	Write-off of inventory $640,000 ($57,000 in camera operation, $312,000 in clocks and watches operation, $271,000 in metal operation).
B.	Represents the write-off or the investment in Kienzle AG, a German Marketing and distribution company. Kienzle AG has agreed to repurchase this investment for approximately $131,000.
C.	Increase of tax expense if metal operation did not write off $271,000 inventory.

Pro Forma Information

Highway Holdings provides pro forma data to assist investors seeking to understand Highway Holdings’ financial performance and prospects. Highway Holdings believes that this Pro Forma information provides useful information to investors by excluding the effect of the non-recurring, non-cash expenses that are required to be recorded under GAAP that Highway Holdings does not believe are indicative of Highway Holdings’ core operating results. Highway Holdings’ Pro Forma data is not prepared in accordance with, or as an alternative to, GAAP information. These Pro Forma results should be considered supplemental to, and not a substitute for or superior to, Highway Holdings’ results prepared in accordance with GAAP, which are included in this press release.